[redacted]

09055579

AB 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Southcoast, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras St., Suite 1000
(No. and Street)

New Orleans (City) LA (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gabrielle Bailleux (504) 533-7377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst Gary & Shreaves
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd, Suite 200 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Abbrecht, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Southcoast, Inc, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN A. MARZULLO
NOTARY PUBLIC
STATE OF LOUISIANA, PARISH OF ORLEANS
MY COMMISSION IS ISSUED FOR LIFE.
NOTARIAL # 68371

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 24 2009

Washington, DC
111

CAPITAL ONE SOUTHCOAST, INC

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Financial Statements

December 31, 2008 and 2007

SEC ID 8-50561

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, LA

We have audited the accompanying statement of financial condition of Capital One Southcoast, Inc (the "Company") as of December 31, 2008, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2007 financial statements of the Company were audited by other auditors whose report dated February 28, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Southcoast, Inc as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 17-18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves

February 20, 2009

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition
December 31, 2008 and 2007

Assets	2008	2007
Cash on deposit with affiliated company	$ 363,577	$ 751,071
Investment in money market mutual fund	8,045,237	7,733,108
Other securities owned	150,000	150,000
Commissions receivable from clearing broker	112,533	86,299
Other receivables from brokers	14,375	835,083
Deposit with clearing broker	250,000	250,000
Furniture and equipment, net	167,297	214,910
Goodwill	3,493,211	3,493,211
Taxes receivable	146,607	-
Due from affiliates	-	357,500
Deferred tax asset	14,322	51,344
Other assets	7,971	9,529
Total assets	$ 12,765,130	$ 13,932,055
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable to brokers and dealers	$ 954,387	$ 1,763,886
Accrued expenses	246,948	152,090
Due to affiliates	677,683	1,332,712
Other liabilities	9,439	23,016
Total liabilities	1,888,457	3,271,704
Stockholder's equity:		
Common stock, no par value - 100,000 shares authorized, one share issued and outstanding	10,000	10,000
Additional paid-in capital	8,431,477	8,431,477
Retained earnings	2,435,196	2,218,874
Total stockholder's equity	10,876,673	10,660,351
Total liabilities and stockholder's equity	$ 12,765,130	$ 13,932,055

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Income
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions	$ 14,091,640	$ 12,184,032
Investment banking	2,462,853	3,333,987
Merger and acquisition advisory fees	-	376,202
Interest	192,809	336,622
Securities gains (losses), net	(93,156)	(92,511)
Other income	-	35,000
Total revenues	16,654,146	16,173,332
Expenses:		
Salaries, compensation and benefits	10,977,274	10,379,791
Commissions paid to clearing	868,349	790,138
Intercompany management fee	1,954,000	1,592,000
Occupancy and equipment	431,128	375,717
Other operating	1,997,318	2,051,876
Total expenses	16,228,069	15,189,522
Income before income taxes	426,077	983,810
Income tax expense	209,755	416,160
Net income	$ 216,322	$ 567,650

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2008 and 2007

	2008	2007
Subordinated borrowings at January 1	$ -	$ -
Increases		
Draws on lines of credit with Capital One, N.A.	-	-
Decreases		
Payments on lines of credit with Capital One, N.A.	-	-
Subordinated borrowings at December 31	$ -	$ -

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2006	$ 10,000	$ 8,431,477	$ 1,651,224	$ 10,092,701
Net income	-	-	567,650	567,650
Balances at December 31, 2007	$ 10,000	$ 8,431,477	$ 2,218,874	$ 10,660,351
Net income	-	-	216,322	216,322
Balances at December 31, 2008	$ 10,000	$ 8,431,477	$ 2,435,196	$ 10,876,673

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 216,322	$ 567,650
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense	47,613	71,957
Deferred income taxes	37,022	9,198
Changes in operating assets and liabilities:		
Investment in money market mutual fund	(312,129)	(1,559,732)
Commissions receivable from clearing broker	(26,234)	139,988
Other receivables from brokers	820,708	433,796
Taxes receivable	(146,607)	-
Due from affiliates	357,500	(327,333)
Other assets	1,558	(9,529)
Commissions payable to brokers and dealers	(809,499)	3,112
Accrued expenses	94,858	(81,046)
Due to affiliates	(655,029)	782,872
Other liabilities	(13,577)	13,220
Net cash (used in) provided by operating activities	(387,494)	44,153
Cash flows from investing activities:		
Purchase of securities	-	(150,000)
Net decrease in cash	(387,494)	(105,847)
Cash on deposit with affiliated company, beginning of year	751,071	856,918
Cash on deposit with affiliated company, end of year	$ 363,577	$ 751,071
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 178,000	$ 396,306

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

1. Organization and Significant Accounting Policies:

Organization:

Capital One Southcoast, Inc (formerly Hibernia Southcoast Capital, Inc.) (the Company) is a wholly owned subsidiary of Capital One Financial Corporation (Capital One). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents:

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual funds to be cash equivalents in the statement of cash flows based on regulatory guidelines.

Investment in Money Market Mutual Fund:

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which approximates a trade date basis. Investment in the money market mutual fund, securities owned and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. The market value is based on quoted prices received from various pricing services.

Goodwill:

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluations in 2008 and 2007 and did not record an impairment charge based on the results.

1. Organization and Significant Accounting Policies, Continued:

Commissions:

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

Investment Banking Income:

Investment banking income is recorded when earned and includes income from private placements and public offerings.

Income Taxes:

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. The Company has adopted the provisions of FIN 48 effective January 1, 2008. The adoption of FIN 48 did not have a material impact on the Company's financial condition or results of operations.

1. Organization and Significant Accounting Policies, Continued:

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

2. Fair Value of Financial Instruments:

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value and establishes a framework for measuring fair value. The initial adoption of SFAS 157 did not have a material impact on the change in net assets and financial position of the Company. There are no material assets or liabilities recognized or disclosed at fair value for which the Company has not applied the provisions of SFAS 157.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

2. **Fair Value of Financial Instruments, Continued:**

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The fair values of financial assets of the Company were determined using the following categories of inputs at December 31, 2008:

	December 31, 2008			
	Fair Value Measurements Using			Assets at
Securities owned:	Level 1	Level 2	Level 3	Fair Value
Money market mutual fund	$ 8,045,237	$ -	$ -	$ 8,045,237
Investment in inverse certificates	-	-	150,000	150,000
Total securities owned	$ 8,045,237	$ -	$ 150,000	$ 8,195,237

Level 3 Valuation Techniques:

The fair value of the inverse certificates is estimated to equal historical cost. These certificates are private placements and as such there is no active market for these securities. The Company believes that historical cost is a reasonable estimate of an exit price from the perspective of a market participant.

2. **Fair Value of Financial Instruments, Continued:**

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008.

Level 3 Instruments Only:

Year ended December 31, 2008		Inverse Certificates
Balance, January 1, 2008	$	150,000
Total realized and unrealized gains (losses):		
Included in earnings		-
Included in other comprehensive income		-
Purchases, issuances and settlements		-
Transfers into Level 3		-
Balance, December 31, 2008	$	150,000
Change in unrealized gains (losses) included in earnings related to financial instruments held at December 31, 2008	$	-

3. **Furniture and Equipment, Net:**

The following is a summary of furniture and equipment, net.

	December 31 2008		December 31 2007	
Leasehold improvements	$	54,740	$	54,740
Furniture and equipment		435,533		435,533
		490,273		490,273
Accumulated depreciation		(322,976)		(275,363)
Total furniture and equipment, net	$	167,297	$	214,910

Depreciation expense was $37,022 and $399,457 for the years ended December 31, 2008 and 2007, respectively.

4. **Income Taxes:**

The Company's deferred income tax asset is comprised primarily of timing differences relating to fixed assets and state taxes.

The components of income tax expense are as follows:

	2008	2007
Current tax expense:		
Federal	$ 91,309	$ 2,899
State	81,424	13,804
Total current tax expense	172,733	16,703
Deferred tax expense:		
Federal	26,827	334,531
State	10,195	64,926
Total deferred tax expense	37,022	399,457
Income tax expense	$ 209,755	$ 416,160

The Company's effective tax rate differs from the statutory tax rate due to state income taxes and permanent differences resulting primarily from nondeductible meals and entertainment.

As of the beginning and ending of the reporting period, the Company had no unrecognized tax benefits under FIN 48. The IRS is currently examining Capital One's federal income tax returns for the years 2005 and 2006. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Company.

The Company received reimbursements of $187,678 and made payments of $170,306 to Capital One in 2008 and 2007, respectively, for federal income taxes. The Company made payments of $178,000 and $226,000 for state income taxes in 2008 and 2007, respectively.

5. **Major Customers:**

During 2008 and 2007, revenues from services provided to an individual customer did not represent 10% of the Company's total revenues.

6. Related Parties:

Various administrative expenses are paid on the Company's behalf by Capital One, N.A. (the Bank), another wholly owned subsidiary of Capital One, which the Company reimburses to the Bank on a monthly basis. In addition, the Company pays a management fee to the Bank based on an internally calculated allocation of overhead cost. This fee totaled $1,954,000 and $1,592,000 for the years ended December 31, 2008 and 2007, respectively and is recorded as intercompany management fee on the statements of income.

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $30,000,000. This line of credit expires on November 16, 2010. There were no borrowings against the line of credit in 2008 or 2007.

7. Leases:

The Company leases its office facilities under operating leases. Total rental expense included in occupancy and equipment expense was $308,906 and $210,906 for the years ended December 31, 2008 and 2007, respectively.

The Company has one long-term operating lease that expires in 2012. This lease contains a provision for escalation charges. The minimum rental commitment for this long-term operating lease as of December 31, 2008 is as follows: 2009 - $253,737; 2010 - $253,737; 2011 - $253,737; 2012 - $63,434.

8. Commitments and Contingencies:

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2008, have subsequently settled and had no material effect on the statements of income and financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

8. Commitments and Contingencies, Continued:

The Company has contracts with its vendors for various services. The minimum commitments under these contracts as of December 31, 2008 are as follows: 2009 - $249,995; 2010 - $37,149.

9. Services Agreement:

The Company has an agreement with Pershing, L.L.C. (Pershing), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2008 and 2007.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2008 and 2007.

The Company's receivable from clearing correspondents represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

10. Liabilities Subordinated to Claims of General Creditors:

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the Financial Industry Regulatory Authority. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2008 and 2007, the Company had no balances outstanding from these agreements as discussed in Note 6.

11. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Company's insurance policies serve to limit its exposure.

12. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

13. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $6,721,986 which was $6,596,089 in excess of required minimum net capital of $125,897. The Company's net capital ratio was 0.28 to 1.

The Company does not carry the accounts of their customers, and accordingly, is exempt from SEC Rule 15c3-3.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2008

Stockholder's equity		
Stockholder's equity qualified for net capital	$	10,876,673
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
		10,876,673
Nonallowable assets and miscellaneous capital charges		
Non-allowable assets		3,993,783
Haircuts on firm securities positions		160,905
Net capital	$	6,721,985
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued liabilities	$	1,888,457
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	125,897
Net capital in excess of minimum requirements	$	6,596,088
Percentage of aggregate indebtedness to net capital		28.09%

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report (as amended) as of December 31, 2008.

See Independent Accountants' Report.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2008

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Independent Accountants' Report.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, LA

In planning and performing our audit of the financial statements and supplemental schedule of Capital One Southcoast, Inc ("the Company"), as of and for the year ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the following paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 20, 2009

END